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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1934 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

Stoops                             Jeffrey                         A.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

c/o SBA Communications Corporation
One Town Center Road
Third Floor
--------------------------------------------------------------------------------
                                   (Street)

Boca Raton                            FL                              33486
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol

    SBA Communications Corporation (SBAC)
    ----------------------------------------------------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)
    ----------------------------------------------------------------------------

4.  Statement for Month/Year  August 2001
    ----------------------------------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
    ----------------------------------------------------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


     X  Director     X  Officer             ___ 10% Owner    ___ Other
    ---             ---
                    (give title below)                       (specify below)

                                   President
    --------------------------------------------------------

    --------------------------------------------------------
7.  Individual or Joint/Group Filing * (Check applicable line)

      X  Form Filed By One Reporting Person
    ----
    ____ Form Filed By More Than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Inst. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock  8/23/01       M            30,000         A        $8.00        483,042(1)             D
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                  669,863                I         By Limited
                                                                                    ------------                      Partnership(2)
------------------------------------------------------------------------------------------------------------------------------------
               Total                                                                1,152,905
------------------------------------------------------------------------------------------------------------------------------------

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security                          sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Options
(Right to Buy)                       $ 8.00              8/23/01            M                                      30,000
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Options
(Right to Buy)                       $15.25
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Options
(Right to Buy)                       $34.69
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Options
(Right to Buy)                       $21.95              7/03/01            A        V                32,500
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date           7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 Expiration        Underlying Securities        of          of Deriv-        ship          ture
                                 Date              (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 (Month/Day/                                    ative       Secur-           of De-        direct
                                 Year)                                          Secur-      ities            rivative      Bene-
                                                                                ity         Bene-            Security;     ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-                Amount or                    at End           Indirect      (Instr.
                               Exer-    tion         Title     Number of                    of               (I)           4)
                               cisable  Date                   Shares                       Month            (Instr.
                                                                                            (Instr. 4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Options                            Class A
(Right to Buy)                 (3)      12/03/09  Common Stock   30,000                     68,459               D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Options                            Class A
(Right to Buy)                 (4)      12/16/09  Common Stock                              89,180               D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Options                            Class A
(Right to Buy)                 (5)      1/07/06   Common Stock                              97,500               D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Options                            Class A
(Right to Buy)                 (6)      7/02/06   Common Stock   32,500                     32,500               D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


(1) This amount includes 1,010 shares that were purchased on June 29, 2001 under the registrant's 1999 Employee Stock Purchase Plan.
(2) These shares are owned by Calculated Risk Partners, L.P., a Delaware limited partnership ("CRLP"). The reporting person and his spouse control the general partner of CRLP. The reporting person disclaims beneficial ownership of the stock owned by CRLP except to the extent of his pecuniary interest therein.
(3) These options vest in accordance with the following schedule: 48,459 vested on December 29, 2000; and 50,000 vest on December 31, 2001.
(4) These options vest in accordance with the following schedule: 29,726 vested on December 29, 2000; 29,726 vest on December 31, 2001; and 29,728 vest on December 31, 2002.
(5) These options vest in accordance with the following schedule: 24,375 vest on each of December 31, 2001, 2002, 2003 and 2004.
(6) These options vest in accordance with the following schedule: 8,125 vest on each of July 3, 2002, 2003, 2004 and 2005.




           /s/ Jeffrey A. Stoops                9/05/01
          -------------------------------  -----------------
           **Jeffrey A. Stoops                   Date

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 5 for procedure.

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